EXHIBIT 12.2
PROLOGIS
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED SHARE DIVIDENDS
(Dollar amounts in thousands)

	Nine Months Ended
	September 30,		Year Ended December 31,
	2005	2004	2004	2003	2002	2001	2000

Earnings from continuing operations	$257,197	$180,005	$233,428	$248,406	$247,273	$126,435	$212,713

Add:

Interest Expense	113,802	114,935	153,334	155,475	152,958	163,629	172,191

Earnings, as Adjusted	$370,999	$294,940	$386,762	$403,881	$400,231	$290,064	$384,904

Combined Fixed Charges and Preferred Share Dividends:

Interest Expense	$113,802	$114,935	$153,334	$155,475	$152,958	$163,629	$172,191

Capitalized Interest	41,535	26,671	37,388	36,425	30,534	24,276	18,549

Total Fixed Charges	155,337	141,606	190,722	191,900	183,492	187,905	190,740

Preferred Share Dividends	19,062	19,392	25,746	30,485	32,715	37,309	56,763

Combined Fixed Charges and Preferred Share Dividends	$174,399	$160,998	$216,468	$222,385	$216,207	$225,214	$247,503

Ratio of Earnings, as Adjusted to Combined Fixed Charges and Preferred Share Dividends	2.1	1.8	1.8	1.8	1.9	1.3	1.6